

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Peter Kolchinsky
Chief Executive Officer
Therapeutics Acquisition Corp.
200 Berkeley Street
18th Floor
Boston, MA 02116

> **Re: Therapeutics Acquisition Corp.**
> **Form S-1**
> **Filed June 15, 2020**
> **File No. 333-239196**

Dear Mr. Kolchinsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Principal Stockholders, page 114

1. We note your response to comments 5 and 6 of our letter dated June 10, 2020. We note that you removed disclosure stating that your sponsor will have the right to elect the board prior to your initial business combination. However, your disclosure still states: "Holders of our public shares will not have the right to elect any directors to our board of directors prior to our initial business combination." Please advise who will elect your board of directors between the time of this offering and a business combination. In this regard, we note disclosure in the section entitled "Voting rights" on page 19 and on page 120 of your filing that you are required by Delaware law to hold an annual meeting of stockholders to

elect directors and that in any matter submitted to a vote, holders of the public shares and the founder shares (or Class A and Class B shares) will vote together as a single class.

<u>Redemption of Public Stockholders' Warrants for shares of Class A Common Stock, page 125</u>

2.   We note your response to comment 8 of our letter dated June 10, 2020. Please revise your disclosure and the heading of this section to clarify that warrant holders that do not exercise their warrants during the redemption period will not receive any shares, but instead will only receive $.10 cash per warrant in the redemption. The heading and disclosure currently suggest that warrant holders would receive shares upon redemption. Similarly, please revise the disclosure in the section "Redemption procedures and cashless exercise" to clarify that it applies to warrant exercises in connection with the $0.01 redemption, since both the $0.01 and $0.10 redemptions are for cash.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dan Espinoza, Esq.